June 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Acer Therapeutics Inc.

Registration Statement on Form S-1, as amended

File No. 333-238192

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Acer Therapeutics Inc. hereby requests that the effective date of the above-captioned registration statement on Form S-1 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on Thursday, June 4, 2020, or as soon thereafter as may be practicable.

Very truly yours,

ACER THERAPEUTICS INC.

/s/ Harry S. Palmin

Harry S. Palmin

Chief Operating Officer and

Chief Financial Officer

cc:	Mike Hird, Esq.

Patty M. DeGaetano, Esq.

One Gateway Center, Suite 351, 300 Washington Street, Newton, MA 02458

Phone: (844) 902-6100